VIA EDGAR

April 10, 2009

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Attention:	Mellissa Campbell Duru Christina Chalk

Re:	SEC Comment Letter dated April 7, 2009

Domino’s Pizza, Inc.

Schedule TO-I filed March 24, 2009

File Number 5-80414

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Schedule TO-I referenced above (the “Schedule TO”) and the revised Exhibit (a)(1)(i) thereto (the “Offering Memorandum”).

Amendment No. 1 and the revised Offering Memorandum are being filed in response to comments contained in the letter dated April 7, 2009 from Mellissa Campbell Duru of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jane Goldstein, the Company’s counsel. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Offering Memorandum. Page numbers referred to in the responses reference the applicable pages of the Offering Memorandum.

On behalf of the Company, we advise you as follows:

Schedule TO-I

Exhibit (a)(1)(i): Offering Memorandum

1. In your response letter, tell us how you disseminated the Offering Memorandum. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the Eligible Holders and the manner in which they typically receive company communications. We may have additional comments.

Response:	In response to the Staff’s comment, the Company supplementally advises the Staff that the Company disseminated the Offering Memorandum via an embedded link in an e-mail sent to Eligible Optionholders to announce the Exchange Program. In determining that such distribution satisfied the Company’s obligations under Rule 13e-4(e), the Company referred to the guidance contained in the Commission’s Release No. 33-7288, Section IV(1).

As required by the Release, all of the Eligible Optionholders have e-mail accounts. E-mail accounts and computers on which such accounts can be accessed have been provided by the Company to all Eligible Optionholders (other than the Company’s directors). In addition, the Company routinely communicates with those Eligible Optionholders who are directors of the Company via e-mail, and has confirmed that all such Eligible Optionholders have e-mail accounts which they routinely check and computers on which such e-mail accounts can be accessed. All Eligible Optionholders use their e-mail accounts in the ordinary course of performing their duties as employees or directors, and are expected to routinely log in to such accounts to receive communications. While the Company believes that the computers which it has provided to its employees and the computers on which the directors received the e-mail communication with the embedded link to the Offering Memorandum have the functionality to open the Offering Memorandum via the link from the e-mail communication, the Company has advised the Eligible Optionholders in the email sent to Eligible Optionholders that they can also request paper copies of the Offering Memorandum by contacting the Company.

2. As structured, the expiration time for the offer is 12 pm EDT on May 4, 2009. Determination of the new exercise price and number of replacement options, however, will not be determinable until the close of business on May 4, 2009 which is after the expiration time. As such, tendering shareholders will not have knowledge of material terms of the offer until after the expiration time. It does not appear that this structure is consistent with Item 4 and Item 1004(a) of Regulation M-A. Please revise or advise.

Response:	In response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to provide that the exercise price for the Replacement Options, as well as the number of shares underlying the Replacement Options, will be determined based upon the closing price of the Company’s common stock on the New York Stock Exchange on Friday, May 1, 2009 and the expiration time of the Offer will now be 9:00 a.m. on Monday, May 4, 2009.

The Company supplementally advises the Staff that, promptly after the determination on May 1, 2009, the Company will send an e-mail to all Eligible Optionholders setting forth the closing price of the Company’s common stock on the New York Stock Exchange on May 1, 2009. The e-mail will also contain a chart which will set forth, for each group of

Eligible Option grants having the same exercise price, (i) the exercise price of the Replacement Option grants for which such Eligible Option grants can be exchanged and (ii) the number of shares (expressed as a percentage of the number of shares underlying the Eligible Option) that will be covered by the Replacement Option grants for which such Eligible Option grants can be exchanged, in each case determined in accordance with the formula set forth in the Offering Memorandum and based upon the closing price of the Company’s common stock on the New York Stock Exchange on May 1, 2009. This information will also be posted on the Offer Website promptly after the determination on May 1, 2009. The Company will also promptly file an amendment to its Schedule TO-I including the e-mail as an exhibit.

The Company believes that the structure of the Offer, revised as described above in our response, complies with Item 4 of Schedule TO and Item 1004(a) of Regulation M-A.

3. It appears that the replacement options receivable will be determined on the basis of a formula that is related to the closing price of the company’s stock on the expiration date. As such, in the offer as currently structured, the exercise price of replacement options and the reduced number of replacement options receivable will not be determined until the close of business day on the expiration date of the offer. Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the exchange. Please provide us with a legal analysis explaining how your offer as currently structured complies with Rules 13e-4(f)(l)(ii) and 14e-1(b). Please cite to relevant no-action letters and or other staff interpretative positions that you believe support your analysis.

Response:	In response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to provide that the exercise price for the Replacement Options, as well as the number of shares underlying the Replacement Options, will be determined based upon the closing price of the Company’s common stock on the New York Stock Exchange on Friday, May 1, 2009 and the expiration time of the Offer will now be 9:00 a.m. on Monday, May 4, 2009. In addition, the Company will send to all Eligible Optionholders via e-mail and make available to all Eligible Optionholders via the Offer Website the information described in the Company’s response to comment 2 above. The Company believes that these changes will ensure that each Eligible Optionholder can readily determine, prior to the expiration of the Offer, the exercise price and number of shares covered by the Replacement Option grants which such Eligible Optionholder will receive in exchange for his or her Eligible Option grants.

The Company supplementally advises the Staff that, in order to ensure compliance with Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Company is structuring the Exchange Program so that the exercise price of the Replacement Options is determined based upon the last closing price of the Company’s common stock on the New York Stock Exchange as of the expiration time. Due to the applicable requirements of the Code as well as the terms of the Company’s equity incentive plan under which the Replacement Options will be granted (which provides that certain options, which the Company expects to include certain Replacement Options, “must have an exercise price that is not less than the fair market value of the Stock subject to the Stock Option, determined as of the date of grant”), the Company does not believe that it can commit to grant options with an exercise price equal the closing price of its common stock ten business days prior to the grant date and satisfy the necessary requirements of Sections 162(m) and 409A of the Code.

The Company respectfully notes that the Commission has previously granted no-action relief from the application of Rules 13e-4(f)(1)(ii) or 14e-1(b) in situations where an issuer tender offer provided for a formula-based pricing mechanism, see, e.g., EMC Corporation, SEC No-Action Letter (July 9, 2007), Halliburton Company, SEC No-Action Letter (March 23, 2007), Weyerhaeuser, SEC No-Action Letter (February 23, 2007), and has permitted recent option exchange tender offers conducted by Google Inc. and Hologic, Inc., which are substantially similar to the Company’s tender offer, to be structured such that the expiration date of the offer occurs on or prior to the business day immediately following the date of determination of the exercise price of the replacement options. As in the case of the transactions referenced above, the formula used by the Company to determine the exercise price and number of shares underlying each Replacement Option grant is a rational and objective pricing methodology which is fixed and remains constant throughout the entire election period, and which contains a publicly quoted and readily available price as the key variable.

The Company notes that the trading price of the Company’s common stock is readily available to all Eligible Optionholders through publicly available means, such that Eligible Optionholders can seek to predict the exercise price and number of shares underlying each Replacement Option based upon the Company’s stock price prior to May 1, 2009. In addition, as described in the Company’s response to comment 2 above, the Company will provide all Eligible Optionholders with disclosure of the exercise price and determination of the number of shares underlying Replacement Options promptly following the determination on May 1, 2009, via e-mail and by making such information available on the Offer Website and on the SEC’s website as an exhibit to the Company’s amended Schedule TO-I.

The Company further respectfully directs the Staff to the positions taken by the Staff in connection with similar tender offer transactions involving employee stock, which the Company believes establish that, in a compensatory context, absolute price certainty is not an essential requirement so long as a rational and objective pricing methodology is employed. See EMC Corporation, SEC No-Action Letter (July 9, 2007), Comcast Corporation, SEC No-Action Letter

(October 7, 2004), Microsoft Corporation, SEC No-Action Letter (October 15, 2003), Accenture Ltd., SEC No-Action Letter (January 10, 2003) and Westamerica Bancorporation, SEC No-Action Letter (June 20, 1996). The Company believes that, given the unique circumstances involved in a transaction involving employee stock options, the currently proposed structure of the Offer both satisfies the applicable tax and equity incentive plan requirements and addresses the purpose and policy underlying Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

Important

4. The disclosure here indicates that the only means to tender (unless there is a technical failure) is electronically by means of the Offer Website. You note that you “will make Internet access available at our office locations to any Eligible Participant who does not have Internet access.” Tell us why you believe restricting the means of tendering to this process is acceptable. We may have additional comment.

Response:	In response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to provide that Eligible Optionholders may tender or withdraw tenders of their Eligible Options electronically or, at the election of the Eligible Optionholder, by completing a paper Election Form and returning it to the Company via regular mail, facsimile or as a scan attached to an e-mail.

5. See our comment above. If the Offer Website is having technical difficulties, you state that Eligible Participants may complete and send in a paper election form. However, you also state that paper election forms submitted before the expiration date but received after it will be disregarded. If an option holder attempts to tender through your Website one day before expiration, and experiences technical difficulties, it would, seem that such holder would effectively be barred from participating in the Offer because a paper election sent via mail would be unlikely to reach you before expiration. Please advise.

Response:	As described in response to comment 4 above, in response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to provide that Eligible Optionholders may tender or withdraw tenders of their Eligible Options electronically or, at the election of the Eligible Optionholder, by completing a paper Election Form and returning it to the Company via regular mail, facsimile or as a scan attached to an email. The ability to return the paper Election Form via facsimile or as an attachment to an e-mail will enable Eligible Optionholders to validly tender or withdraw tenders of their Eligible Options by submitting paper Election Forms as quickly as tendering or withdrawing tenders via the Offer Website.

Summary Term Sheet, page 1

Exchange Program Design and Purpose, page 1

15. Are there any restrictions on when I can exercise any of the Replacement Options that are granted to me, page 3

6. We note that no changes will be made to the vesting schedules of the new options granted as of the expiration date but that persons who may hold vested options as of the expiration date are precluded from exercising their options for ten days after the grant date of the replacement options. Please provide us with your analysis of whether this restriction as it applies to options that are fully vested as of the expiration date, is in compliance with the prompt payment provisions of 13e-4(f)(5).

Response:	In response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to eliminate the ten day waiting period and to allow Eligible Optionholders to exercise vested Replacement Options immediately following their grant.

16. May Domino’s cancel this offer, page 3

7. Please clarify that your ability to terminate the offer in your sole discretion is subject to limitations and conditions set forth in the Offering Memorandum. That is, you may not “cancel” the Offer unless one of the listed offer conditions is “triggered.”

Response:	In response to the Staff’s comment, the Company has revised the Offering Memorandum to clarify that the Company’s ability to terminate the Offer is subject to the limitations and conditions set forth in the Offering Memorandum.

Administration and Timing of Exchange Program, page 3

21. How do I obtain information about my existing stock options, page 4

8. Clarify where holders can obtain information regarding the actual amount of replacement options and new exercise price prior to expiration of the offer.

Response:	In response to the Staff’s comment, the Company supplementally advises the Staff that, promptly after the determination on May 1, 2009, the Company will post on the Offer Website and send a communication to all Eligible Optionholders providing the closing price of the Company’s common stock on the New York Stock Exchange on May 4, 2009 and the chart described in the Company’s response to comment 2 above. The Offer Website and the communication will also clearly explain to Eligible Optionholders how to use the information set forth in the chart to determine the exercise price and the number of shares covered by the Replacement Option grants which Eligible Optionholders will be eligible to receive in exchange for tendering their Eligible Option grants. The Company will also provide a telephone number and e-mail address at which Eligible Optionholders can obtain assistance in determining such information.

26. How do I withdraw or change my election, page 4

9. Please see our comment 3 above. Please revise to ensure that option holders are permitted withdrawal rights through the period after which the amount and exercise price of replacement options they could receive have been published.

Response:	In response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to provide that the expiration time of the Offer will now be 9:00 a.m. on May 4, 2009. The new exercise price and the number of shares covered by the Replacement Options will be determined on May 1, 2009 based upon the closing price of the Company’s common stock on the New York Stock Exchange on such date. Eligible Optionholders will receive the information described in the Company’s response to comment 2 above prior to the expiration time of the Offer, and will be able to exercise withdrawal rights after receiving such information until the expiration time of the Offer.

Section 3. Procedures for Electing to Exchange Options, page 8

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects, page 8

Section 4. Withdrawal rights, page 9

10. See our comments above. Clarify whether there are other means by which the withdrawal form can be submitted in order to be received by the expiration time. For example, specify whether persons may scan and email and/or send via facsimile, withdrawal forms to a specified company representative prior to the expiration time.

Response:	In response to the Staff’s comment, the Company has revised the terms of the Offer and the related disclosure in the Offering Memorandum to provide that Eligible Optionholders may tender or withdraw tenders of their Eligible Options electronically or, at the election of the Eligible Optionholder, by completing a paper Election Form, as described in the Company’s response to comment 4 above.

Section 7. Conditions of the Offer, page 10

11. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. With this in mind, please clarify the statement in (c)(iv) in which you state that there shall have occurred “any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States.” Please revise to clarify that your authority to terminate the offer could be asserted only if an objectively verifiable condition was triggered.

Response:	In response to the Staff’s comment, the Company has revised the Offering Memorandum to remove the condition that the occurrence of an event described in (c)(iv) would allow the Company to terminate the Offer.

12. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response:	In response to the Staff’s comment, the Company supplementally confirms to the Staff its understanding that proceeding with the Offer despite the occurrence of a condition which triggers the Company’s right to terminate the Offer constitutes a waiver of the triggered condition and, depending upon the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and recirculate new disclosure to Eligible Optionholders.

13. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:	In response to the Staff’s comment, the Company supplementally confirms to the Staff that, upon the occurrence of a condition which triggers the Company’s right to terminate the Offer (unless such condition is one where satisfaction of the condition may be determined only upon expiration of the Offer), the Company will promptly notify all Eligible Optionholders of the occurrence of such condition and inform them whether the Company intends to exercise its right to terminate the Offer.

Section 9. Information Concerning Domino’s Pizza, Inc., page 12

Summary Consolidated Income Statements and Balance Sheets..., page 12

14. Please be attentive to the need to update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A. Further, it does not appear, that you have presented all of the information required by Item 1010(c) of Regulation M-A. Please revise to include the book value per share and present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

Response:	In response to the Staff’s comment, the Company has revised the Offering Memorandum to include disclosure of the Company’s book value per share and ratio of earnings to fixed charges and to provide certain additional summarized financial information in accordance with Item 1010(c) of Regulation M-A.

Section 14. Extension of Offer; Termination; Amendment

15. Refer to the language in the last sentence of the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise.

Response:	In response to the Staff’s comment, the Company has revised the Offering Memorandum to clarify that the Company will promptly provide written notice (which may include electronic transmission of such notice) to all Eligible Optionholders in the event that it terminates or amends the Offer.

Section 18. Miscellaneous, page 17

16. We note your disclosure that options will not be accepted from option holders residing in jurisdictions where the Offer would violate that jurisdiction’s laws. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Given that you appear to have employees with eligible options in foreign jurisdictions and in light of your statement that you will not accept options tendered from holders in such foreign jurisdictions if in violation of the law of such jurisdiction, please advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

Response:	In response to the Staff’s comment, the Company has revised the Offering Memorandum to provide that the Company will accept Eligible Options tendered by those Eligible Optionholders who reside in jurisdictions other than the United States subject to the same terms and conditions as Eligible Options tendered by those Eligible Optionholders who reside in the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any further questions or require any additional information, please telephone either Craig Marcus at (617) 951-7802 or the undersigned at (650) 617-4714.

Sincerely,

/s/ Elena S. Krafcik
Elena S. Krafcik, Esq.

cc:	Kenneth B. Rollin

Jane D. Goldstein

Craig E. Marcus

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